Exhibit 107

Calculation of Filing Fee Tables

Schedule 14A
(Form Type)

Lesaka Technologies, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction(1)		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$83,634,246.52	(2)	0.00014760	$12,344.41	(3)

Fees Previously Paid	$0			$0
Total Transaction Valuation Total Fees Due for Filing	$83,634,246.52			$12,344.41
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$12,344.41

(1) Title of each class of securities to which transaction applies: Common stock, par value $0.001 per share (“Lesaka common stock”) of Lesaka Technologies, Inc. (“Lesaka”).

(2) Aggregate number of securities to which transaction applies: Estimated for purposes of calculating the filing fee only. The maximum aggregate value of the transaction was determined based on 17,279,803 shares of Lesaka common stock estimated to be issuable to holders of stock of Adumo (RF) Property Limited (“Adumo”) upon completion of the transactions contemplated by the Sale and Purchase Agreement, dated May 7, 2024, by and among Lesaka, Lesaka Technologies Proprietary Limited, and shareholders Adumo.

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

Calculated solely for the purpose of determining the filing fee. The maximum aggregate value of the transaction was determined based upon multiplying (i) 17,279,803 shares of Lesaka common stock and (ii) $4.84, which is the average of high and low trading prices as reported on the Nasdaq Global Select Market on July 16, 2024.